LONDON COMPLIANCE MANUAL                                           AUDIENCE ALL



1                                 General Compliance  - All Staff
1.3                               Staff Dealing
1.3.1                             Personal Account Dealing Rules

-------------------------------------------------------------------------------


 RULE NO.         In order to comply with the rules of The  Securities  and
 IMRO IV 1.5      Futures Authority Limited and The Investment Management
 SFA 5-51 (2)     Regulatory Organisation Limited and Rule 17j-1 under the
 SFA 5.51 (7)-(9) Investment, Company Act of 1940 US (Access Persons only)
                  on personal account transactions, you are required to comply with the following restrictions. These are considered to be part of your Contract of Employment and you are required to sign an Undertaking to that effect:

                  1. PERMISSION TO DEAL

                  Specific permission is needed for each purchase or sale transaction, as described in 1.3.2 of this manual when dealing through BJB-LON, or 1.3.3 of this manual when dealing outside BJB-LON. Where permission has been given the other requirements set out below (e.g.) reporting still need to be complied with, and you will need to ensure that you do not contravene the dealing or disclosure restrictions relating to insider dealing under the Criminal Justice Act 1993.

                  2. RIGHTS ISSUES, TAKEOVERS ETC

                  Please note that the restrictions on p.a. dealing extend to making any formal or informal offer to buy or sell, taking up rights on a rights issue and exercising conversion or subscription rights and exercising an option.

                  The restrictions also extend to buying or selling an investment under any offer, including a takeover or tender offer, which is made to the public or all (or substantially all) the holders of the investment concerned.

                  3.      TRUSTEES, PERSONAL REPRESENTATIVES AND AGENTS
                  The restrictions on p.a. dealing also extend to dealings by you:

                  a) as a trustee of a trust or as a personal representative of an estate in which you, or an associate of yours, has a significant beneficial interest;

                  b) as a trustee of any other trust or a personal representative of any other estate, unless you are relying entirely on the advice of another person (such as another broker or a solicitor); or

                  c) for the account of another person unless you are dealing as an employee of the Bank/Company.

                  NOTE: "ASSOCIATE" INCLUDES ANY PERSON (INCLUDING MEMBERS OF YOUR FAMILY, COMPANIES OR PARTNERSHIPS) WHOSE BUSINESS OR DOMESTIC RELATIONSHIP WITH YOU WOULD GIVE RISE TO A COMMUNITY

                  OF INTEREST BETWEEN YOU.



                  4.      GENERAL EXEMPTIONS
                  The restrictions do not extend to:

                  a) any transaction by you in a regulated collective investment scheme such as an authorised unit trust, a life assurance policy (including a pension), or an investment trust savings scheme; or

                  b) any discretionary transaction entered into without consultation with you.

                  5.      SELLING TO OR BUYING FROM A CUSTOMER
                  You may not sell to or buy from any customer of the Bank/Company for your own account unless the customer is an authorised person (a member of SFA, IMRO etc), a Section 43 Listed Money Market Institution, or an overseas investment business.

                  6.      REPORTING OF TRANSACTIONS
                  You must forthwith report to the appropriate Compliance Officer IN WRITING any purchase or sale of an investment which you propose to enter into otherwise than through BJB-LON, including those transactions falling within (3) above. This can be done by sending a completed permission form (example attached at 1.3.3) Arrangements should also be made for the appropriate Compliance Officer to promptly receive a copy of the contract note (or similar report) in respect of any transaction. (See also 1.3.3)

                  7.      DEALING AHEAD OF A RESEARCH RECOMMENDATION
                  This restriction applies when you know that the Branch, or any other member of the Baer Group, intends to publish a research recommendation and you know, or should know, that the recommendation is likely to cause a price change in the investment to which it relates. In that situation you must not deal the same way as the research recommendation until the recommendation has been published and the customers for whom it was principally intended have had a reasonable opportunity to react to it. Dealing before the research recommendations have become public may also breach insider dealing legislation.

                  8.      DEALING AHEAD OF A CUSTOMER'S ORDER
                  If you know that we have accepted a customer's order or have made a decision to deal for a discretionary customer, you must not deal the same way in advance of that customer's order.

                  9.      DEALING CONTRARY TO A CUSTOMER'S INTEREST
                  You must not deal in an investment at a time or in a manner which you know is likely to have a direct adverse effect on the particular interests of one of the Bank's/Company's customers. However, you do not breach this restriction merely by entering into a transaction in an investment which you know will probably cause a fall in the price of an investment owned by a customer or a rise in the price of an investment in which a customer has a short position.

                  10.     PERSONAL BENEFITS
                  If your functions involve giving investment advice, including the preparation of research material, or entering into transactions in investments for the Bank's/Company's own account or the account of those for whom they deal, you must not accept from any person any benefit or inducement which is likely to conflict with your duties to the Bank/Company or any of the Bank's/Company's customers. "Benefit or inducement" means credit or any other financial advantage, any opportunity to make, receive or increase any gain or revenue or to avoid or reduce any loss or expense, money or other property of gift, and any service, facility, system or information. If in any doubt you should consult with the appropriate Compliance Officer.

                  11.     COUNSELLING AND PROCURING
                  If you are precluded by the above from yourself entering into any transaction, you cannot:

                  a) advise or cause any other person to enter into such a transaction; or

                  b) communicate any information or opinion to any other person if you know, or have reason to believe, that the other person will, as a result, enter into such a transaction or cause or advise someone else to do so.

                  This does not apply to actions which you take in the course of your employment with the Bank/Company. For example, the fact that you are yourself prohibited from dealing in a certain stock as a result of one of the provisions above does not mean that you are precluded from giving bona fide advice to a customer to deal.

                  12.     For Access Persons only (US)

                  A Holding Report of all securities for new (Access Persons) employees and an Annual Holding Report submitted at the end of each calendar year.